Morgan Stanley U.S. Government Securities Trust
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased: FHLMC K018 A2 2.7890% due 1/25/22
Purchase/Trade Date: 5/3/12
Offering Price of Shares: $101.499
Total Amount of Offering: $887,460,000
Amount Purchased by Fund: $5,025,000
Percentage of Offering Purchased by Fund:  0.566
Percentage of Fund's Total Assets: 0.51
Brokers: JP Morgan, Wells Fargo Securities, Barclays, CastleOak Securities, LP, Guggenheim Securities, Morgan Stanley
Purchased from: JPMorgan Securities

Securities Purchased: FHLMC 12-K709 A2 2.086% due 3/25/19
Purchase/Trade Date: 6/8/12
Offering Price of Shares: $101.4941
Total Amount of Offering: $932,290,000
Amount Purchased by Fund: $2,665,000
Percentage of Offering Purchased by Fund:  0.286
Percentage of Fund's Total Assets: 0.27
Brokers: Wells Fargo Securities, JP Morgan, BofA Merrill Lynch, Guggenheim Securities, Morgan Stanley, Sandler O'Neill and Partners, LP
Purchased from: Wells Fargo